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                                                                   EXHIBIT 4.8

                           SPECIAL NOTICE TO HOLDERS OF
                            BIONOVA HOLDING CORPORATION
                                    COMMON STOCK
                            WHOSE ADDRESSES ARE OUTSIDE
                                 THE UNITED STATES

Dear Stockholder:

     Enclosed you will find materials relating to the distribution (the "Rights Offering") by Bionova Holding Corporation (the "Bionova") to holders of the Bionova's Common Stock, par value $.01 per share (the "Common Stock"), of record as of the close of business on __________, 1999, (the "Record Date") of transferable rights ("Rights") to subscribe for and purchase shares of the Bionova's Common Stock on the basis of three (3) Rights for every four (4) shares of Common Stock held as of record on the Record Date. A Rights Certificate representing Rights to subscribe for shares of the Bionova's Common Stock at $5.75 per share is not included in this mailing, but instead in being held on your behalf by the Rights Agent, The Bank of New York Company, Inc. If you wish to exercise any or all of these Rights, you must so instruct the Rights Agent in the manner described in the accompanying Prospectus and Instructions as to Use of Bionova Holding Corporation Rights Certificates by 5:00 p.m., New York City time, on May 31, 2000, unless the Rights Offering is extended by the Company (as it may be extended, the "Expiration Date"). Rights not exercised by such time will expire and become worthless.

     ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO CORPORATE INVESTOR COMMUNICATIONS, INC., THE INFORMATION AGENT AT (877) 460-2558.